EXHIBIT 99.2

Supplemental Discussion of Caesars Entertainment's Commercial Mortgage-Backed Securities Related Properties Financial Information
The properties securing Caesars Entertainment's commercial mortgage-backed securities (“CMBS Properties”) originally borrowed $6,500.0 million of CMBS financing (the “CMBS Financing”). The CMBS Financing is secured by the assets of the CMBS Properties and certain aspects of the financing are guaranteed by Caesars Entertainment. The CMBS properties are Harrah's Las Vegas, Rio, Flamingo Las Vegas, Harrah's Atlantic City, Paris Las Vegas, and Harrah's Laughlin.
In this discussion, the words “we” and “our” refer to the CMBS Properties. We are providing this financial information pursuant to the Second Amended and Restated Loan Agreement, dated as of August 31, 2010 (the “CMBS Loan Agreement”), related to the CMBS Financing.
Subsequent to the filing of our annual report on Form 10-K for the year ended December 31, 2011, including Exhibit 99.2 thereto, we identified certain deferred tax gains primarily related to the contribution of O’Shea’s Casino and certain other assets to a subsidiary of Caesars Entertainment Operating Company, Inc. in connection with their development of a retail, dining and entertainment corridor located between the Imperial Palace Hotel and Casino and the Flamingo Las Vegas on the Las Vegas strip. The net impact on the financial statements included herein of correcting for this error is to reduce our deferred tax liabilities and increase our stockholder’s equity by $22.8 million as of December 31, 2011. There are no cash impacts as a result of this correction.

OPERATING RESULTS FOR CMBS PROPERTIES
Overall CMBS Properties Results
The following tables represent CMBS Properties' unaudited Combined Condensed Balance Sheets as of December 31, 2012 and 2011, and their unaudited Combined Condensed Statements of Operations and unaudited Combined Condensed Statements of Cash Flows for the years ended December 31, 2012 and 2011.

CMBS Properties
Combined Condensed Balance Sheets
(Unaudited)
(In millions)

	As of December 31,
	2012	2011
Assets
Current assets
Cash and cash equivalents	$126.7	$151.2
Receivables, net of allowance for doubtful accounts of $33.0 and $34.4	69.7	77.2
Deferred income taxes	10.4	14.0
Prepayments and other current assets	70.1	62.2
Inventories	13.3	10.6
Total current assets	290.2	315.2
Property and equipment, net of accumulated depreciation of $753.9 and $608.1	4,917.8	5,094.2
Goodwill	1,690.6	1,690.6
Intangible assets other than goodwill	481.7	543.7
Restricted cash	57.2	74.0
Deferred charges and other	90.2	109.3
	$7,527.7	$7,827.0
Liabilities and Stockholder's Equity
Current liabilities
Accounts payable	$42.5	$29.0
Interest payable	7.1	7.7
Accrued expenses	132.6	154.5
Current portion of long-term debt	3.6	—
Due to affiliates, net	38.7	15.9
Total current liabilities	224.5	207.1
Long-term debt	4,665.5	5,026.0
Deferred credits and other	24.0	32.4
Deferred income taxes	1,516.9	1,523.4
	6,430.9	6,788.9
Total equity	1,096.8	1,038.1
	$7,527.7	$7,827.0

CMBS Properties
Combined Condensed Statements of Operations
(Unaudited)
(In millions)

	Year Ended December 31,
	2012	2011
Revenues
Casino	$1,192.7	$1,229.0
Food and beverage	505.5	501.2
Rooms	446.0	453.4
Other	185.2	198.8
Less: casino promotional allowances	(353.7)	(357.0)
Net revenues	1,975.7	2,025.4
Operating expenses
Direct
Casino	620.7	644.0
Food and beverage	248.2	243.6
Rooms	121.1	115.8
Property, general, administrative, and other	492.7	524.4
Depreciation and amortization	159.5	156.3
Write-downs and reserves, net of recoveries	10.7	7.0
Impairment of intangible assets	3.0	—
(Income)/loss on interests in non-consolidated affiliates	(1.4)	1.0
Corporate expense	80.4	85.0
Acquisition and integration costs	—	0.2
Amortization of intangible assets	59.0	59.6
Total operating expenses	1,793.9	1,836.9
Income from operations	181.8	188.5
Interest expense, net of interest capitalized	(203.0)	(210.1)
Gains on early extinguishments of debt	135.0	47.5
Other income, including interest income	0.8	1.0
Income before income taxes	114.6	26.9
Provision for income taxes	(39.1)	(9.0)
Net income	$75.5	$17.9

CMBS Properties
Combined Condensed Statements of Cash Flows
(Unaudited)
(In millions)

	Year Ended December 31,
	2012	2011
Cash flows provided by operating activities	$30.7	$168.8
Cash flows from investing activities
Acquisitions of property and equipment, net of change in related payables	(57.1)	(34.3)
Change in restricted cash	4.8	(100.7)
Other	(1.9)	(4.4)
Cash flows used in investing activities	(54.2)	(139.4)
Cash flows from financing activities
Cash paid for early extinguishments of debt	(229.3)	(108.5)
Cash received from Caesars Entertainment for financing transactions	229.3	108.5
Other	(1.0)	—
Cash flows used in financing activities	(1.0)	—
Net (decrease)/increase in cash and cash equivalents	(24.5)	29.4
Cash and cash equivalents, beginning of period	151.2	121.8
Cash and cash equivalents, end of period	$126.7	$151.2
Cash paid for interest	$161.2	$166.3

COMBINED OPERATING RESULTS

(Dollars in millions)	2012	2011	Percent Favorable/(Unfavorable)
Casino revenues	$1,192.7	$1,229.0	(3.0)%
Net revenues	1,975.7	2,025.4	(2.5)%
Income from operations	181.8	188.5	(3.6)%
Net income	75.5	17.9	321.8%
Operating margin*	9.2%	9.3%	(0.1) pts
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* Operating margin is calculated as income from operations divided by net revenues for the respective period.
Net revenues for 2012 decreased $49.7 million or 2.5% from 2011 due mainly to revenue declines at Harrah's Atlantic City ("HAC"), Harrah's Las Vegas ("HLV") and Flamingo Las Vegas ("FLV"). The declines at HAC were the result of the closure of this property caused by Hurricane Sandy, which made landfall on October 29, 2012, and continued competitive pressures in the Atlantic City market. We estimate that the negative impact of Hurricane Sandy on net revenues was approximately $7 million to $10 million. HAC reopened five days after the hurricane; however, the economy has been slow to recover due to the devastation it caused. We expect that the Atlantic City market will continue to be challenged as a result of the slow recovery from the hurricane and competitive pressures. Net revenues for 2012 at HLV and FLV have been negatively impacted by Caesars' Project Linq construction activities, which included the closure of O'Shea's casino and several retail outlets at HLV earlier this year. We estimate that Project Linq construction activities reduced 2012 net revenues by approximately $17 million to $23 million.
Income from operations decreased $6.7 million or 3.6% due mainly to lower revenues, partially offset by a decline in property operating expenses attributable in part to our cost reduction efforts. Additionally, we estimate that the negative impact of Hurricane Sandy and Project Linq on income from operations was approximately $6 million to $9 million and $7 million to $12 million, respectively.
Net income for 2012 increased $57.6 million from 2011, due primarily to a $87.5 million increase in gains on early extinguishments of debt, partially offset by an increase in the amount of tax provision. See below for further discussion.
OTHER FACTORS AFFECTING NET INCOME

Expense/(Income)
(Dollars in millions)	2012	2011	Percent Favorable/(Unfavorable)
Interest expense, net of interest capitalized	$203.0	$210.1	3.4%
Gains on early extinguishments of debt	(135.0)	(47.5)	184.2%
Provision for income taxes	39.1	9.0	(334.4)%
Interest Expense, Net of Interest Capitalized
Interest expense, net of interest capitalized decreased by $7.1 million for 2012 compared with 2011 due primarily to lower debt balances resulting from CMBS Loan repurchases in 2012 compared with 2011, which are discussed more fully in the “Liquidity and Capital Resources - Capital Resources - CMBS Loan Agreement” section that follows herein.
Gains on Early Extinguishments of Debt
Gains on early extinguishments of debt during 2012 and 2011 relate to amounts recognized as a result of 2012 CMBS Loan repurchases which are discussed more fully in the “Liquidity and Capital Resources - Capital Resources - CMBS Loan Agreement” section that follows herein.
Effective Tax Rate
For 2012 and 2011, the CMBS Properties recorded a tax provision of $39.1 million and $9.0 million, respectively, on pretax income from continuing operations of $114.6 million and $26.9 million, respectively. This resulted in effective tax rates of 34.1% and 33.5% for the years ended December 31, 2012 and December 31, 2011, respectively. The primary cause of the year-over-year increase in the effective tax rate results from the incurrence of higher state income taxes as comparatively more profits were earned in higher tax jurisdictions in 2012 than 2011.

OTHER ITEMS
In August 2011, we contributed the assets of O’ Shea’s casino (adjacent to the Flamingo Las Vegas) and certain other assets of the CMBS Properties' to a subsidiary of Caesars Entertainment Operating Company, Inc. A portion of the contributed assets were leased back by a CMBS Property. In May 2012, O’Shea’s ceased operations and the lease-back agreement expired. As a result of the expiration of the agreement, $89.3 million of assets are no longer included as assets of the CMBS Properties.

LIQUIDITY AND CAPITAL RESOURCES
Cost Savings Initiatives
Caesars Entertainment has undertaken comprehensive cost-reduction efforts to rightsize expenses with business levels through its implementation of "Project Renewal," an initiative designed to reinvent certain aspects of Caesars' functional and operating units to gain significant further cost reductions and streamline its operations. As part of Project Renewal, Caesars implemented a shared-services organization that enables more efficient decision making and sharing of best practices. Caesars believes that this organization provides it with a permanently lower cost structure and benefits from a greater concentration of specified talent and quicker decision making.
In accordance with our shared services agreement with Caesars Entertainment, we estimate that Project Renewal and other cost-savings programs produced $57.2 million in incremental cost savings for the year ended December 31, 2012 compared with 2011. Additionally, as of December 31, 2012, we expect that these and additional new cost-savings programs will produce additional annual cost savings of $60.6 million, based on the full implementation of current projects that are in process. As Caesars realizes savings or identifies new cost-reduction activities, this amount will change.
Capital Spending and Development
We incur capital expenditures in the normal course of business, and we perform ongoing refurbishment and maintenance at our existing casino entertainment facilities, to maintain our quality standards. We may pursue development and acquisition opportunities for additional casino entertainment and other hospitality facilities that meet our strategic and return on investment criteria. Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by our operating activities while cash used for development projects is typically funded from established debt programs, specific project financing, and additional debt offerings.
Future development projects could require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion, and the commencement of operations of development projects would be contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in the CMBS Loan Agreement.
Our capital spending for the year ended December 31, 2012 totaled $57.1 million, net of an increase of $1.8 million of related payables. Estimated total capital expenditures for 2013 are expected to be between $70.0 million and $100.0 million.
Liquidity
Our cash and cash equivalents, excluding restricted cash, totaled $126.7 million at December 31, 2012, compared to $151.2 million at December 31, 2011. Restricted cash, including $38.7 million included in prepayments and other current assets, totaled $95.9 million at December 31, 2012. Nearly all of the restricted cash consists of cash reserved under loan agreements for certain expenditures incurred in the normal course of business, real estate taxes, property insurance, and capital improvements.
Our operating cash inflows are typically used for operating expenses, debt service costs, working capital needs, and capital expenditures in the normal course of business. From time to time, we distribute excess cash flow to Caesars Entertainment. The amount of excess cash flow that may be distributed is limited to 85.0% of excess cash flow with respect to such quarter, as defined in the CMBS Loan Agreement.
The CMBS Properties are highly leveraged, and a significant amount of our liquidity needs are for debt service. As of December 31, 2012, we had $4,669.1 million book value of indebtedness outstanding, including capital lease indebtedness. Cash paid for interest for the year ended December 31, 2012 was $161.2 million. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, or, if necessary, additional debt offerings.

From time to time, depending upon market, pricing, and other conditions, as well as on our cash balances and liquidity, we may seek to acquire our indebtedness through open market purchases, privately negotiated transactions, redemption or otherwise, upon such terms and at such prices as we may determine (or as may be provided for in our debt agreement), for cash or other consideration. In addition, we have considered and will continue to evaluate potential transactions to reduce net debt, such as debt for debt exchanges and other transactions. There can be no assurance as to which, if any, of these alternatives or combinations thereof we may choose to pursue in the future as the pursuit of any alternative will depend upon numerous factors such as market conditions, our financial performance, and the limitations applicable to such transactions under our financing documents.
Our ability to fund our operations, pay our debt obligations, and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, our cash flows from operations, and the financing sources discussed herein will be sufficient to meet our normal operating requirements during the next 12 months and to fund capital expenditures.
Please refer to the "Capital Resources - CMBS Loan Agreement" section that follows herein for details on our debt outstanding. This detail includes, among other things, details on our borrowings outstanding as of December 31, 2012 and 2011, changes in our debt outstanding and certain changes in the terms of existing debt for the year ended December 31, 2012. It also includes details on interest and fees and restrictive covenants related to our borrowings. The "Derivative Instruments" section that follows herein discusses the use of an interest rate cap agreement to partially hedge the risk of future increases in the variable rates of the CMBS Financing.
We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets, or attempt to restructure our debt. Any such actions could negatively impact our competitive position and revenue generation. In addition, we have pledged a significant portion of our assets as collateral under our CMBS Financing agreements, and, if any of our lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.
Capital Resources - CMBS Financing
On August 31, 2010, we executed an agreement with the lenders to amend the terms of our CMBS Financing to, among other things, (i) provide our subsidiaries that are borrowers under the CMBS Loans the right to extend the maturity of the CMBS Loans, subject to certain conditions, by up to two years until February 13, 2015, (ii) amend certain terms of the CMBS Loans with respect to reserve requirements, collateral rights, property release prices and the payment of management fees, (iii) provide for ongoing mandatory offers to repurchase CMBS Loans using excess cash flow from the CMBS properties at discounted prices, (iv) provide for the amortization of the mortgage loan in certain minimum amounts upon the occurrence of certain conditions and (v) provide for certain limitations with respect to the amount of excess cash flow from the CMBS properties that may be distributed to Caesars. Any CMBS Loan purchased pursuant to the amendments will be canceled.
The conditions to the first extension of the initial maturity date to February 13, 2014 (the “first extended maturity date”) are (i) no default or event of default on the initial maturity date, (ii) notice of the election of the extension, (iii) delivery of an officer's certificate reaffirming and restating the representations and warranties in the loan agreements as of the initial maturity date, (iv) if the interest rate cap agreement then in effect is scheduled to mature prior to the first extended maturity date, the borrowers shall have obtained new or extended interest rate cap agreements extending the agreement through the first extended maturity date and (v) the borrowers shall have paid a 50 bps extension fee in respect of such extension.
The conditions to the extension of the first extended maturity date to February 13, 2015 (the “second extended maturity date”) are (i) no default or event of default on the first extended maturity date, (ii) notice of the election of the extension, (iii) delivery of an officer's certificate reaffirming and restating the representations and warranties in the loan agreements as of the first extended maturity date, (iv) if the interest rate cap agreement then in effect is scheduled to mature prior to the second extended maturity date, the borrowers shall have obtained new or extended interest rate cap agreements extending the agreement through the second extended maturity date and (v) the borrowers shall have paid a 50 bps extension fee in respect of such extension.
In order to extend the maturity of the CMBS Loans under the extension option, we are required to extend our interest rate cap agreement to cover the two years of extended maturity of the CMBS Loans, with a maximum aggregate purchase price for such extended interest rate cap for $5.0 million which we funded in connection with the closing of the 2010 amendment to the CMBS Loan Agreement.

During 2011, we purchased $158.1 million of aggregate face value of CMBS Loans for $108.5 million, recognizing total pre-tax gains of $47.5 million, net of deferred finance charges. During 2012, we purchased $367.3 million of aggregate face value of CMBS Loans for $229.3 million, recognizing total pre-tax gains of $135.0 million, net of deferred finance charges.
At December 31, 2012 and 2011, there was $4,660.5 million and $5,026.0 million, respectively, of book value outstanding under the CMBS Financing. The book value at December 31, 2012 is net of $3.6 million of fees incurred in connection with the August 2010 amendment, as further described below, and recorded as a discount on debt.
In February 2013, we exercised the first of two extension options and extended the maturity of the CMBS Financing to 2014. We also entered into a new interest rate cap agreement as further discussed in the "Derivative Instruments" section that follows herein.
Interest and Fees
We make monthly interest payments on our CMBS financing.
Restrictive Covenants and Other Matters
The CMBS Financing includes negative covenants, subject to certain exceptions, restricting or limiting the ability of Caesars Entertainment and the CMBS Properties under the CMBS Financing to, among other things: (i) incur additional debt; (ii) create liens on assets; (iii) make certain investments, loans, and advances; (iv) consolidate, merge, sell, or otherwise dispose of all or any part of its assets or to purchase, lease, or otherwise acquire all or any substantial part of assets of any other person; (v) enter into certain transactions with its affiliates; (vi) engage in any business other than the ownership of the properties and business activities ancillary thereto; and (vi) amend or modify the articles or certificate of incorporation, by-laws, and certain agreements.
The CMBS Financing also includes affirmative covenants that require the CMBS properties to, among other things, maintain the borrowers as "special-purpose entities", maintain certain reserve funds in respect of furniture, fixtures, and equipment, taxes, and insurance, and comply with other customary obligations for CMBS real estate financings. Amounts deposited into the specified reserve funds represent restricted cash.
In addition, the CMBS Financing obligates the CMBS Properties to apply excess cash flow in certain specified manners, depending on the outstanding principal amount of various tranches of the CMBS loans and other factors. These obligations will limit the amount of excess cash flow from the CMBS Properties that may be distributed to Caesars Entertainment. For example, the CMBS Properties are required to use 100% of excess cash flow to make ongoing mandatory offers on a quarterly basis to purchase CMBS mezzanine loans at discounted prices from the holders thereof. To the extent such offers are accepted, such excess cash flow will need to be so utilized and will not be available for distribution to Caesars Entertainment. To the extent such offers are not accepted with respect to any fiscal quarter, the amount of excess cash flow that may be distributed to Caesars Entertainment is limited to 85% of excess cash flow with respect to such quarter. In addition, the CMBS Financing provides that once the aggregate principal amount of the CMBS mezzanine loans is less than or equal to $625.0 million, the mortgage loan will begin to amortize on a quarterly basis in an amount equal to the greater of 100% of excess cash flow for such quarter and $31.3 million. If the CMBS mortgage loan begins to amortize, the excess cash flow from the CMBS Properties will need to be applied to such amortization and will not be available for distribution to Caesars Entertainment.
Derivative Instruments
We have an interest rate cap agreement to partially hedge the risk of future increases in the variable rate of the CMBS Financing. The CMBS interest rate cap agreement, which was effective in January 2008 and terminates February 13, 2013, is for a notional amount of $6,500.0 million at a LIBOR cap rate of 4.5%. In 2010, we removed the cash flow hedge designation, freezing the amount of deferred losses recorded in accumulated other comprehensive loss ("AOCL") associated with the interest rate cap. Subsequently, we began amortizing deferred losses frozen in AOCL into income over the original remaining term of the hedge forecasted transactions that are still probable of occurring. In each of the years ended December 31, 2012 and 2011, we recorded $20.9 million as an increase to interest expense, and we will record an additional $2.6 million as an increase to interest expense and AOCL through the termination date, all related to deferred losses on the interest rate cap. At December 31, 2012, $4,650.2 million of the interest rate cap was redesignated a cash flow hedging instrument for accounting purposes. Any future changes in fair value of the portion of the interest rate cap not designated as a hedging instrument will be recognized in interest expense during the period in which the changes in value occur.
The hedging relationship between the CMBS Financing and the interest rate cap has remained effective subsequent to each debt extinguishment. In connection with the extinguishments, we reclassified deferred losses out of AOCL and into interest expense associated with the hedge for which the forecasted future transactions are no longer probable of occurring.

In February 2013, in conjunction with exercising the option to extend the maturity of the CMBS Financing to 2014, we entered into a new interest rate cap agreement. The interest rate cap agreement, which is effective from February 13, 2013 and terminates February 13, 2015, is for a notional amount of $4,664.1 million at a LIBOR cap rate of 4.5%. Any future changes in fair value of the interest rate cap will be recognized in interest expense during the period in which the changes in value occur.
GUARANTEES OF THIRD-PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS
The table below summarizes, as of December 31, 2012, the CMBS Properties' contractual obligations and other commitments through their respective maturity or ending dates.

Contractual Obligations (a)	Payments due by Period
(in millions)	Total	Less than 1 year	1-3 years	4-5 years
Debt, face value (b)	$4,664.1	$—	$4,664.1	$—
Capital lease obligations	8.6	3.6	5.0	—
Estimated interest payments (b)	397.8	170.8	227.0	—
Operating lease obligations	1.0	0.6	0.4	—
Purchase order obligations	14.6	14.6	—	—
Construction commitments	24.1	24.1	—	—
Entertainment obligations (c)	25.4	12.1	12.5	0.8
Other contractual obligations	25.7	12.7	8.8	4.2
	$5,161.3	$238.5	$4,917.8	$5.0
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(a)
In addition to the contractual obligations disclosed in this table, we have unrecognized tax benefits that, based on uncertainties associated with the items and we are unable to make reasonably reliable estimates of the period of potential cash settlements, if any, with taxing authorities.

(b)	Assumes the exercise of extension options to move the maturity from 2013 to 2015, subject to certain conditions.

(c)	Entertainment obligations represent obligations to pay performers that have contracts for future performances at one or more of our properties.